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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G
                                 (RULE 13D-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                           RULES 13D-1(B), (C) AND (D)
               AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2
                                (AMENDMENT NO. 9)



                                  ABIOMED, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    003654100
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                                 (CUSIP Number)



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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [_] Rule 13d-1 (b)
         [X] Rule 13d-1 (c)
         [_] Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 003654100                SCHEDULE 13G                PAGE 2 OF 6 PAGES
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  1.      NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Dr. David M. Lederman, husband of Ms. Natalie F. Lederman
--------- ----------------------------------------------------------------------
  2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a)  [_]
          (b)  [_]
--------- ----------------------------------------------------------------------
  3.      SEC USE ONLY


--------- ----------------------------------------------------------------------
  4.      CITIZENSHIP OR PLACE OF ORGANIZATION:

          United States
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                         5.   SOLE VOTING POWER:

                              941,279
                       ------ --------------------------------------------------
NUMBER                   6.   SHARED VOTING POWER:
OF SHARES
BENEFICIALLY                  0
OWNED BY               ------ --------------------------------------------------
EACH                     7.   SOLE DISPOSITIVE POWER:
REPORTING
PERSON WITH                   941,279
                       ------ --------------------------------------------------
                         8.   SHARED DISPOSITIVE POWER:

                              0
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   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          941,279
--------- ----------------------------------------------------------------------
  10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
          [X]
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  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

          3.6%
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  12.     TYPE OF REPORTING PERSON: (SEE INSTRUCTIONS)

          IN
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                                Page 2 of 6 Pages

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CUSIP NO. 003654100                SCHEDULE 13G                PAGE 3 OF 6 PAGES
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  1.      NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Ms. Natalie F. Lederman, wife of Dr. David M. Lederman
--------- ----------------------------------------------------------------------
  2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a)  [_]
          (b)  [_]
--------- ----------------------------------------------------------------------
  3.      SEC USE ONLY


--------- ----------------------------------------------------------------------
  4.      CITIZENSHIP OR PLACE OF ORGANIZATION:

          United States
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                         5.   SOLE VOTING POWER:

                              946,971
                       ------ --------------------------------------------------
NUMBER                   6.   SHARED VOTING POWER:
OF SHARES
BENEFICIALLY                  0
OWNED BY               ------ --------------------------------------------------
EACH                     7.   SOLE DISPOSITIVE POWER:
REPORTING
PERSON WITH                   946,971
                       ------ --------------------------------------------------
                         8.   SHARED DISPOSITIVE POWER:

                              0
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   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          946,971
--------- ----------------------------------------------------------------------
  10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
          [X]
--------- ----------------------------------------------------------------------
  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

          3.6%
--------- ----------------------------------------------------------------------
  12.     TYPE OF REPORTING PERSON: (SEE INSTRUCTIONS)

          IN
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                                Page 3 of 6 Pages

ITEM 1(A).      NAME OF ISSUER:  ABIOMED, Inc.


ITEM 1(B).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                22 Cherry Hill Drive, Danvers, Massachusetts  01923


ITEM 2(A). NAME OF PERSON FILING: Dr. David M. Lederman, husband of Ms. Natalie F. Lederman, and Ms. Natalie F. Lederman, wife of Dr. David M. Lederman


ITEM 2(B).      ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
                P.O. Box 426, Marblehead, Massachusetts  01945-0426


ITEM 2(C).      CITIZENSHIP:  United States


ITEM 2(D).      TITLE OF CLASS OF SECURITIES:   Common Stock, par value $0.01
                                                per share


ITEM 2(E).      CUSIP NO.:  003654100


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(b) OR 240.13-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                (b) [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

                (e) [_] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

                (f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

                (g) [_] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

                (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                (j) [_]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


                                Page 4 of 6 Pages

ITEM 4.         OWNERSHIP

                (a) Amount Beneficially Owned: Dr. Lederman owns 941,279 shares of Common Stock. Ms. Lederman owns 946,971 shares of Common Stock. Each of them disclaims beneficial ownership of the shares held by the other.

                (b) Percent of Class: Dr. Lederman 3.6%; Ms. Lederman 3.6%; Total 7.2%.

                (c)      Number of shares as to which such person has:
                         (i)   Sole power to vote or to direct the vote:
                               Dr. Lederman:       941,279 shares
                               Ms. Lederman:       946,971 shares
                               Total:              1,888,250 shares
                         (ii)  Shared power to vote or direct the vote: 0
                         (iii) Sole power to dispose or to direct the
                               disposition of:
                               Dr. Lederman:       941,279 shares
                               Ms. Lederman:       946,971 shares
                               Total:              1,888,250 shares
                         (iv) shared power to dispose or to direct the disposition of: 0


ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].


ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

                Not Applicable.


ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                Not Applicable.


ITEM 9.         NOTICE OF DISSOLUTION OF GROUP

                Not Applicable.


ITEM 10.        CERTIFICATION

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 5 of 6 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     /s/ David M. Lederman
                                                     ---------------------------
                                                     David M. Lederman, Ph.D.


                                                     July 7, 2005
                                                     ---------------------------
                                                     Date





                                                     /s/ Natalie F. Lederman
                                                     ---------------------------
                                                     Natalie F. Lederman


                                                     July 7, 2005
                                                     ---------------------------
                                                     Date



















                                Page 6 of 6 Pages